SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated May 4, 2006, regarding a Telefónica Data Argentina S.A. Sales Contract.

2	Letter to the Buenos Aires Stock Exchange dated May 4, 2006, regarding the financial statements and other documentation corresponding to the three-month period ended as of March 31, 2006.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, May 4th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant fact. TDATA Sales Contract

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

     In this connection, I hereby advise that within the framework of the corporate reorganization process of Grupo Telefónica, the Company’s Board approved in the meeting of today the purchase from Telefónica Datacorp S.A. of the shares representing 97.89% of the capital stock and votes of Telefónica Data Argentina S.A. (TDATA) for a price of up to USD 54 Million.

     As of date, TDATA has been engaged in delivering digital connectivity services (high speed data transmission and other value added services), web access services to corporate clients and counseling, consulting, design, provisioning and implementation of telecommunication services and information technology.

     The contract will be signed in the coming days, while the share transfer is subject to certain conditions precedent, among others, the approval of the transaction by the Secretariat of Communications.

     This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and 3:00 p.m. to 6:00 p.m.

      Yours sincerely,

Item 2
Telefónica de Argentina S.A.

Buenos Aires, May 5th, 2006

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information of Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on May 4th, 2006 approved the financial statements and other documentation corresponding to the three-month period ended as of March 31st, 2006.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss)

	- Ordinary Income (Loss)	$44
	- Extraordinary Income (Loss)	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

	- Capital Stock (par value)	$1,746
	- Integral capital stock adjustment	$2,135
	- Legal Reserve	$416
	- Reserve for future dividend	$1,626
	- Retained earnings (loss)	$ (2,924)
	- Total Shareholders’ Equity	$2,999

Telefónica de Argentina S.A.

3)   Find below the Company’s capital stock composition:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock
1,091,847,170 (62.5% of capital stock)	654,205,259 (37.5% of capital stock)	1,746,052,429

     Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company’s Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	1,091,847,170 (62.5% of capital stock)	40,200,000 (2.3% of capital stock)	1,132,047,170
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	---------------------	563,159,467 (32.3% of capital stock)	563,159,467
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	---------------------	16,542,991 (0.9% of capital stock)	16,542,991

     TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.96% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

     Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

     The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica de Argentina S.A.

     The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of March 31, 2006:

Shareholder	Class ACommon Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	----------------	(1) 34,300,446	34,300,446	1.96

(1) Accounting for 5.2% of Class B Common Shares.

4) The impact of the peso depreciation on the net monetary position in foreign currency amounted to a $38 million loss.

Best regards,

Claudia Ferreyra	Pablo Llauró
Accounting Manager	Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: May 9, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel